UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695127 10 0

(CUSP Number)

HBM Healthcare Investments (Cayman) Ltd.

Centennial Towers, 3rd Floor

2454 West Bay Road

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,709,977(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,709,977(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,709,977(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 79,033 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 33,047,004 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed on May 8, 2013.

Explanatory Note:  This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and  supplements the Schedule 13D previously filed with the United States Securities and Exchange Commission (the “SEC”) on February 18, 2011 and amended by Amendment No. 1 filed December 1, 2011 and Amendment No. 2 filed April 2, 2013 ( the “Schedule 13 D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13 D.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of  Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The Reporting Persons sold an aggregate of 603,049 shares of Common Stock in open market transactions from April 11, 2013 through July 22, 2013 for gross proceeds of approximately $18,893,949.96.  Of the 603,049 sold, 566,707 shares were sold pursuant to Rule 10b5-1 trading plans adopted by the reporting person on March 15, 2013 and June 14, 2013.

Item 5.	Interest in Securities of the Issuer

“Item 5.  Interest in Securities of the Issuer” of Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of this date of this filing, the Reporting Person directly beneficially owns 1,630,944 shares of Common Stock and Warrants to purchase an aggregate of 79,033 shares of Common Stock, which in the aggregate, constitutes approximately 5.16% of the Common Stock based on 33,047,044 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s annual report on Form 10-K filed on May 8, 2013.

(c)           The following is a list of the shares sold in multiple open market transactions.  Upon request, the reporting person undertakes to provide the Issuer, any security holder of the Issuer, or the Security and Exchange Commission full information regarding shares sold at each separate price within the ranges set forth below.

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
HBM Healthcare Investments (Cayman) Ltd.	April 11, 2013	600	$30.00
HBM Healthcare Investments (Cayman) Ltd.	April 12, 2013	34,294	$30.00
HBM Healthcare Investments (Cayman) Ltd.	April 15, 2013	6,400	$30.0032	(1)
HBM Healthcare Investments (Cayman) Ltd.	April 23, 2013	15,646	$30.00
HBM Healthcare Investments (Cayman) Ltd.	April 24, 2013	401	$30.0374	(2)
HBM Healthcare Investments (Cayman) Ltd.	May 20, 2013	14,374	$30.00
HBM Healthcare Investments (Cayman) Ltd.	May 22, 2013	18,471	$30.00
HBM Healthcare Investments (Cayman) Ltd.	May 30, 2013	2,500	$30.00

Entity	Date of Transaction	Number of Shares Sold	Price Per Share

HBM Healthcare Investments (Cayman) Ltd.	May 31, 2013	3,033	$30.00
HBM Healthcare Investments (Cayman) Ltd.	June 3, 2013	1,900	$30.00
HBM Healthcare Investments (Cayman) Ltd.	June 4, 2013	13,000	$30.31	(3)
HBM Healthcare Investments (Cayman) Ltd.	June 5, 2013	2,500	$30.00
HBM Healthcare Investments (Cayman) Ltd.	June 10, 2013	2,500	$30.00
HBM Healthcare Investments (Cayman) Ltd.	June 11, 2013	9,000	$30.00
HBM Healthcare Investments (Cayman) Ltd.	June 12, 2013	4,409	$30.00
HBM Healthcare Investments (Cayman) Ltd.	June 17, 2013	50,145	$29.8579	(4)
HBM Healthcare Investments (Cayman) Ltd.	June 19, 2013	35,407	$29.9016	(5)
HBM Healthcare Investments (Cayman) Ltd.	July 1, 2013	3,851	$29.85
HBM Healthcare Investments (Cayman) Ltd.	July 2, 2013	60,597	$29.85
HBM Healthcare Investments (Cayman) Ltd.	July 3, 2013	50,000	$30.666	(6)
HBM Healthcare Investments (Cayman) Ltd.	July 5, 2013	44,021	$30.8026	(7)
HBM Healthcare Investments (Cayman) Ltd.	July 11, 2013	80,000	$31.4802	(8)
HBM Healthcare Investments (Cayman) Ltd.	July 15, 2013	48,132	$33.28	(9)
HBM Healthcare Investments (Cayman) Ltd.	July 16, 2013	350	$33.20
HBM Healthcare Investments (Cayman) Ltd.	July 17, 2013	21,518	$33.20
HBM Healthcare Investments (Cayman) Ltd.	July 18, 2013	4,042	$34.80
HBM Healthcare Investments (Cayman) Ltd.	July 19, 2013	56,020	$34.979	(10)
HBM Healthcare Investments (Cayman) Ltd.	July 22, 2013	19,938	$35.2848	(11)

(1)   Represents the weighted average sales price for the price increments ranging from $30.00 to $30.059.

(2)   Represents the weighted average sales price for the price increments ranging from $30.00 to $30.15

(3)   Represents the weighted average sales price for the price increments ranging from $30.00 to $30.50.

(4)   Represents the weighted average sales price for the price increments ranging from $29.85 to $29.90.

(5)   Represents the weighted average sales price for the price increments ranging from $29.85 to $30.00.

(6)   Represents the weighted average sales price for the price increments ranging from $30.60 to $30.80.

(7)   Represents the weighted average sales price for the price increments ranging from $30.60 to $31.20.

(8)   Represents the weighted average sales price for the price increments ranging from $30.30 to $31.90.

(9)   Represents the weighted average sales price for the price increments ranging from $33.20 to $33.40.

(10) Represents the weighted average sales price for the price increments ranging from $34.80 to $35.25.

(11) Represents the weighted average sales price for the price increments ranging from $35.08 to $35.40.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2013

HBM Healthcare Investments (Cayman) Ltd.

By:	/s/ Jean-Marc Lesieur
	Name:	Jean-Marc Lesieur
	Title	Director